MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: February 9, 2004

3.

News Release

A press release dated February 9, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on February 9, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change:

On February 9, 2004, TransGlobe announced the appointment of Mr. Fred J. Dyment to its board of directors. In addition, the Company also announced that Mr. Edward Bell and Mr. Glenn Taylor have joined the Company as Manager, International Exploration and Manager, Operations (Domestic) respectively.

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED February 9, 2004, at the City of Calgary, in the Province of Alberta.

(signed) "David C. Ferguson"
David C. Ferguson
Vice President, Finance and CFO

News From...	#2900, 330 –5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
APPOINTMENT OF A NEW DIRECTOR,
EXPLORATION AND ENGINEERING MANAGERS

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Monday, February 9, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce the appointment of Mr. Fred J. Dyment to its board of directors. Mr. Edward Bell and Mr. Glenn Taylor have joined the Company as Manager, International Exploration and Manager, Operations (Domestic) respectively.

Mr. Fred Dyment brings a wealth of industry experience and contacts to the Company’s board. Mr. Dyment is a Chartered Accountant with thirty years of experience in the oil and gas industry. He has previously served as President & CEO of Maxx Petroleum Company (2000-2001). From 1978-2000 he worked for Ranger Oil Limited holding positions of increasing responsibility as Controller, V.P. Finance and as President & CEO. Mr. Dyment also holds board positions with several private and public corporations.

Mr. Edward Bell joined TransGlobe in January 2004 as Manager, International Exploration. He is a professional Geoscientist with 36 years of experience in the global petroleum industry. Prior positions with Nexen 1989-2003 included: Manager - Europe/Africa and International Operations (North Sea, Ecuador, Kazakhstan and Yemen), Yemen Geoscience Manager (1994-2000) and General Manager Business Development. From 1973-1988, with Occidental Petroleum, he held positions in North Sea exploration/evaluation and development geology, including Exploration Manager for the Netherlands, Libya and Technical Advisor in the Commercial Department.

Mr. Glenn Taylor was recently appointed Manager, Operations (Domestic). Mr. Taylor is an Engineering Technologist with 23 years' experience in the oil and gas industry. He has worked for corporations ranging from major producers to growth orientated junior producers with increasing responsibility in technical, supervisory and management functions focused on production operations, drilling, completions and facilities. Prior to joining TransGlobe he was an independent consultant (2000-2003), Operations Manager for Western Star Exploration (1997-2000), an independent consultant (1996-1997), Inverness Petroleum for 10 years as Operations Manager (1991-1996), Production Supervisor (1989-1991), Production Technologist (1986-1989) and with Canadian Superior Oil as Project Engineering Technologist (1980-1986).

TransGlobe Energy Corporation, headquartered in Calgary, Alberta, is an international explorer and producer of oil and gas. The Company has oil and gas production in Canada and in two projects in the Republic of Yemen. More information about TransGlobe and its projects can be found at www.trans-globe.com .

Continued

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson
- or -

Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com